Exhibit 99.3

To our valued customers and partners:
Almost two decades ago, we founded EnerNOC with the vision to change the way the world uses energy. By all measures, we have been tremendously successful realizing this vision, building the world’s largest demand response network, providing technology-enabled energy procurement solutions, and creating energy intelligence software as a must-have category of software for businesses looking to improve visibility and profitability through better energy management.
Today, we announced the next important milestone in our journey: EnerNOC has announced that it has entered into an agreement to be acquired by the Enel Group, a global leader and world-renowned pioneer in renewable energy, smart grid technologies, and transformational energy services.
The Enel Group operates in over 30 countries across five continents with a managed capacity of approximately 85 GW and more than 65 million business and household customers worldwide.
By way of background, the Enel Group was one of the first companies in the world to replace traditional meters with smart electronic meters, and it is actively developing new, data-driven ways to analyze energy consumption in real time, distribute energy more efficiently, and enable entirely new services to empower companies to be more strategic energy consumers. We are excited to be a foundational piece of Enel’s new e-Solutions business line, which launched just last month. The focus of Enel’s e-Solutions business is to deliver new customer-centric technologies and innovative products and services. EnerNOC’s leadership position in demand response, energy procurement, and energy intelligence software is a natural complement to this mission.
By joining forces with the Enel Group, a company that shares our vision and is able to bring unparalleled resources to develop the technologies and services that will fundamentally change the energy landscape, we feel we are in a better position than ever before to continue to deliver the most value to you, our trusted customers and partners.
What does this mean for you?

•	EnerNOC will continue to operate as a separate entity within Enel e-Solutions

•	There is no change to the team you have been working with at EnerNOC

•	We will continue to enhance our technology and services to expand our value proposition for customers and partners

•	You can now have even more confidence in our ability to deliver industry leading, innovative solutions based on the strong financial backing and operational capabilities of our new parent

You are an important strategic partner for EnerNOC and we remain committed to strengthening our relationship in the months and years ahead.  Please do not hesitate to reach out to me with any questions.
Regards,

Tim Healy / Chairman and Chief Executive Officer
EnerNOC, Inc.

Forward-Looking Statements

Statements in this communication regarding the sale of EnerNOC, including, without limitation, statements relating to the ability of EnerNOC and the Enel Group to complete the transactions contemplated by the merger agreement and the timing of the expected closing, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements can be identified by terminology such as "anticipate," "believe," "could," "could increase the likelihood," "estimate," "expect," "intend," "is planned," "may," "should," "will," "will enable," "would be expected," "look forward," "may provide," "would" or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including the risks impacting the timing of the proposed acquisition, including the tender offer and subsequent merger, risks relating to satisfying closing conditions, risks to the business relating to the announcement and pendency of the transaction, and those risks, uncertainties and factors referred to under the section "Risk Factors" in EnerNOC's most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as other documents that may be filed by EnerNOC from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, the Company's actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. EnerNOC is providing the information in this communication as of this date and assumes no obligations to update the information included in this communication or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Transaction and Where to Find It

In connection with the proposed acquisition, the Enel Group, through its wholly owned subsidiary, will commence a tender offer for all of the outstanding shares of EnerNOC. The tender offer has not yet been commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell securities of EnerNOC. At the time the tender offer is commenced, the Enel Group and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders of EnerNOC are strongly advised to read the Tender Offer Statement on Schedule TO, including the offer to purchase, form of letter of transmittal and other documents related to the tender offer, and the Solicitation/Recommendation Statement on schedule 14D-9 that will be filed by EnerNOC, and other relevant materials when they become available, because these materials contain important information regarding the tender offer. Stockholders of EnerNOC will be able to obtain a free copy of these documents (when they become available) and other documents filed by EnerNOC or the Enel Group with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting the EnerNOC at One Marina Park Drive, Suite 400, Boston, MA 02210.